CERTIFICATE OF AUTHOR
ROBERT JAMES LEADER

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, Robert James Leader do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com;

2)	I hold the following academic qualifications:

	ACSM (First Class)	Camborne School of Mines - 1974
	M.Sc. (Engineering)	Queens University, Kingston, Ontario - 1981

3)

I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:

The Canadian Institute of Mining, Metallurgy and Petroleum

The Institute of Materials, Minerals and Mining (IOM3), UK

4)	I have worked as a mining engineer in the minerals industry for 32 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6)	I have not visited the Guanaceví Mines Project in Mexico;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

In this report, I am responsible for the preparation of parts of Sections 1, 2, 17.7, and 17.8, and parts of Sections 19 and 20 of the technical report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State, Mexico.”

Dated this 15th day of March 2011

“Robert J. Leader”

Robert J. Leader, M.Sc., P.Eng.
Senior Mining Engineer
Micon International Limited

210